NO ACT

PE
12-12-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025136

January 10, 201.

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-10-12

Re: General Electric Company
Incoming letter dated December 12, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 12, 2011 concerning the shareholder proposal submitted to GE by Steven Towns. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Steven Towns

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2011

The proposal requests that the board reexamine the company's dividend policy and consider special dividends as a means of returning excess cash to shareholders.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(a). In the staff's view, the proposal requests the board to take action. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). In the staff's view, the proposal relates to GE's dividend policy generally. The Commission has found that dividend matters do not involve "ordinary" business matters because such matters are extremely important to most security holders and involve significant economic and policy considerations. Securities Exchange Act Release No. 12999 (November 12, 1976). In the staff's view, this proposal, which does not concern the form, method or procedure for dividend payments (and which does not relate to a specific amount of dividends (see rule 14a-8(i)(13)), involves a matter of policy outside the realm of GE's ordinary business operations. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 12, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner "Proposal" of Steven Towns
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a purported shareowner proposal and statements in support thereof (the "Submission") received from Steven Towns (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Submission, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SUBMISSION

The Submission states:

> RESOLVED: The shareholders do not approve of GE's record of value-destroying share buybacks. Accordingly, and in light of our executives' own recognition of GE's "financial strength," "substantial cash generation," and "substantial cash on our balance sheet," the shareholders request the Board of Directors reexamine the company's dividend policy and consider special dividends as a means of returning excess cash to shareholders. This resolution does not ask the Board to cease repurchasing shares.

A copy of the Submission, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Submission may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(a) because the Submission does not present a proposal for shareowner action; and
- Rule 14a-8(i)(7) because the Submission relates to the Company's ordinary business operations.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(a) Because It Is Not A "Proposal" For Purposes of Rule 14a-8.

The Submission is not a "proposal" for purposes of Rule 14a-8 because the resolution seeks to provide a mechanism that would allow shareowners to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, a submission constituting a referendum is not a proper subject under Rule 14a-8.

Rule 14a-8(a) defines a shareowner proposal as a shareowner's "recommendation or requirement that the company and/or its board of directors take action." Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Exchange Act Release No. 39093 (Sept. 18, 1997) (*emphasis added*) (*citations omitted*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Exchange Act Release No. 40018 (May 21, 1998) (*citations omitted*).

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareowner submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareowner vote to express shareowner displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also Longs Drug Stores Corp.* (avail. Jan. 23, 2008) (concurring that a submission was excludable under Rule 14a-8(a) where a shareowner submitted a letter to be read at the annual shareowners meeting but did not recommend or require any action by the company or its board of directors); *CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a shareowner submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission parallels the submission in *Sensar* in that a central aspect of the resolution serves only to enable a shareowner to express displeasure with respect to the Company's share repurchase program. The first sentence of the Submission's resolution constitutes a referendum on whether shareowners "do not approve of GE's record of value-destroying share buybacks." The Submission's supporting statement, consisting primarily of a tirade against the Company's stock repurchase program, demonstrates that this is the Proponent's objective. For example, the supporting statement describes in detail the Proponent's displeasure with the Company's share repurchase program and states that the Company "sadly and embarrassingly has a poor track record of significant corporate value destruction via stock repurchases." Additionally, the final sentence of the Submission's resolution specifically requests inaction on behalf of the board of directors by stating that the resolution "does not ask the Board to cease repurchasing shares." Thus, under the clear language of Rule 14a-8(a), these portions of the Submission do not constitute a proposal for action under Rule 14a-8.

The fact that the Submission also requests that the Company's board of directors "reexamine the company's dividend policy and consider special dividends as a means of returning excess cash to shareholders" does not cause the Submission as a whole to satisfy the requirements of Rule 14a-8(a). The Submission is structured in such a way that shareowners seeking to vote in favor of such a reexamination of the Company's dividend policy would also be required to vote in the referendum against the Company's share repurchase program. As discussed above, such a referendum would be contrary to the purpose of Rule 14a-8 by "merely purport[ing] to express shareholders' views."

The Staff has previously concurred that a proponent cannot avoid Rule 14a-8's provisions allowing exclusion on certain grounds by seeking to combine it with a proposal that is not excludable. For example, in *General Electric Co.* (avail. Jan. 10, 2005) the Staff concurred that the proponents could not avoid exclusion of a proposal that focused on "nature, presentation and content of programming and film production" by seeking to combine it with a proposal on executive compensation. *See also Walt Disney Co.* (avail. Dec. 15, 2004) (same).

Likewise, in other contexts under Rule 14a-8, a proposal becomes excludable if a portion of it would by itself be excludable. For example, the proposal in *Apache Corp.* (avail. Mar. 5, 2008) requested the implementation of equal employment opportunity policies based on certain principles that were listed in the proposal. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in its response letter that "some of the principles relate to Apache's ordinary business operations." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) because "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). This precedent is well reasoned; a proponent desiring to submit a proposal that would normally be excludable should not be able to avoid exclusion merely by surrounding the proposal with non-excludable items.

These precedents reflect the Commission's statement in Exchange Act Release No. 20091 that the substance of a proposal and not its form is to be examined in determining whether a shareowner submission is a proper matter for a shareowner vote under Rule 14a-8. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (adopting an interpretive change to Rule 14a-8(c)(7) where the prior interpretation "raise[d] form over substance and render[ed]" the relevant provision "largely a nullity"). Furthermore, in past no-action letters, the Staff recognized that the substance of a proposal should prevail over form. *See Bristol-Myers Squibb Co. (Miller)* (avail. Mar. 9, 2006) (granting reconsideration of previous Staff response denying no-action relief under Rule 14a-8(i)(10) where the company argued that such response was "inconsistent with the history, purpose and application" of the Rule 14a-8 provision relied upon and "follow[ed] a 'formalistic' form-over-substance approach that the Commission rejected in adopting the Rule"); *Compuware Corp.* (avail. Jul. 3, 2003) (granting no-action relief under Rule 14a-8(c) and (f) where the company argued that allowing multiple proposals under a single recommendation "would exalt form over substance"); *Johnson Controls, Inc.* (avail. Oct. 26, 1999) (affirming the substance-over-form approach articulated in Exchange Act Release No. 20091). As with the foregoing precedent, it would elevate form over substance to allow a submission to avoid the requirement of Rule 14a-8(a) and the limitation on multiple proposals under Rule 14a-8(c) by combining a referendum with a separate proposal, as the Proponent has done in the Submission.

Similar to *Apache* and *Wal-Mart*, the Submission's request for a reexamination of the Company's dividend policy appears to serve merely as a vehicle for attempting to circumvent the purpose and requirements of Rule 14a-8(a). Consistent with *General Electric* and *Walt Disney*, we believe that the resolution and the supporting statement here focus primarily on the Proponent's desire to express shareowners' displeasure with the Company's share repurchase program, and therefore that it is appropriate to apply Rule 14a-8(a) to exclude the Submission.

Based on the foregoing and because the substance of the Submission relates to a referendum on the Company's share repurchase program, the Submission does not constitute a proposal under Rule 14a-8(a) and, accordingly, can be excluded from the Company's 2012 Proxy Materials.

II. The Submission May Be Properly Excluded Pursuant To Rule 14a-8(i)(7) Because The Submission Pertains To Matters Of The Company's Ordinary Business Operations, Namely The Repurchase Of The Company's Shares.

We believe that the Company may exclude the Submission pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareowner proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

At its heart, the Submission appears to be a complaint about the repurchase of the Company's shares and a request to discuss this matter. The Staff has consistently found proposals relating to the mechanics or implementation of a share repurchase program excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company.

In *Pfizer Inc.* (avail. Feb. 4, 2005), a shareowner submitted a proposal that would have required shareowners to vote on whether the company should spend $5 billion to repurchase issued and outstanding shares on the open market or use those funds to raise the dividend. In concurring with the company's argument to exclude the proposal under Rule 14a-8(i)(7), the Staff noted, "[t]here appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., implementation of a share repurchase program)." *See also Vishay Intertechnology, Inc.* (avail. Mar. 23, 2009) (permitting the exclusion of a shareowner proposal requiring the board of directors to make an irrevocable offer to repurchase and cancel the company's class B shares in exchange for the company's publicly traded shares because "the repurchase of Vishay securities" relates to its ordinary business operations); *Medstone International, Inc.* (avail. May 1, 2003) (permitting exclusion of a shareowner proposal requiring the repurchase of a certain amount of shares at no more than a certain price because "implementing a share repurchase program" relates to the conduct of ordinary business operations); *Apple Computer, Inc.* (avail. Mar. 3, 2003) (permitting exclusion of a shareowner proposal establishing specified procedures for the design and implementation of a share repurchase program because "implementing a share repurchase program" relates to the conduct of ordinary business operations); *Ford Motor Co. (Adamian)* (avail. Mar. 28, 2000) (permitting the exclusion of a proposal requesting that the board institute a program to repurchase $10 billion of Ford's shares under Rule 14a-8(i)(7) because it relates to the company's ordinary business operations); *LTV Corp.* (avail. Feb. 15, 2000) (permitting exclusion of a proposal requesting implementation of a specific share repurchase program because it relates to the conduct of ordinary business).

The Submission states that the Company's "costly and historically value-destroying repurchases are cause for alarm" and that the Company's "desire to reduce share count to pre-2008 levels…is proving expensively elusive." In addition, the Submission seeks to allow shareowners to express their disapproval of the Company's "record of value-destroying share buybacks." Thus, like the precedent cited above, the Submission concerns an ordinary business matter, the mechanics or implementation of a stock repurchase program.

We acknowledge that in *Exxon Mobil Corp. (Dill)* (avail. Mar. 19, 2007), the Staff did not concur in the exclusion of a proposal that bore some similarities to the Submission. The *Exxon* proposal requested that the board "consider, in times of above average free cash flow, providing a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends by utilizing such devices as special or extra dividends." Although the Staff did not concur in the *Exxon* proposal's exclusion, we note that it is not clear that the proposal addressed in that precedent sought to address Exxon's repurchase program. Here, unlike the proposal in *Exxon*, the central thrust and focus of the resolution and supporting statement is to criticize the Company's repurchase program. As noted in the discussion above, regardless of other topics addressed in the Submission, this focus makes the proposal excludable under the *General Electric*, *Walt Disney*, *Apache* and *Wal-Mart* precedent. Accordingly, we believe that the Submission may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Steven Towns

EXHIBIT A

October 23, 2011

RECEIVED

OCT 26 2011

B. B. DENNISTON III

Mr. Brackett B. Denniston, III
Secretary, General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston,

Enclosed is my shareowner proposal for General Electric's 2012 Proxy Statement, for shareholder resolution at General Electric's 2012 Annual Meeting.

I have submitted my proposal as required per SEC Rule 14a-8. I am a General Electric shareowner via GE's own direct stock purchase plan, administered by The Bank of New York Mellon Corporation – see enclosed transcript directly from BNY Mellon for proof of my GE share ownership. I have been a shareowner for several years, have owned over $2,000 of shares for more than the past year, and intend to hold my shares through the upcoming Annual Meeting.

Thank you,

Steven Towns

Enclosures

Shareowner proposal and supporting statement

WHEREAS our company sadly and embarrassingly has a poor track record of significant corporate value destruction by way of stock repurchases, and post-2008, has displayed a dubious willingness to sustain such treacherous buybacks while hoarding cash and placing shareholder returns via dividends at a lesser priority. Shareholders need not be reminded that GE's dividend was slashed 68% in 2009. And GE, after having repurchased over $25 billion of its shares between 2005 and 2007, during a time when it traded between $32 and $42 per share, issued $12 billion of new shares and $3 billion of preferred shares, at much lower prices. GE was even repurchasing stock ($1.25 billion) in 2008 ahead of the Great Financial Crisis. Rather than buy low and sell high, our company bought high, sold low, and failed to repurchase any stock for approximately two years (for it suspended its repurchase plan), during a time when GE's stock traded as low as $5.72/share and was sub-$10 for a whole month.

Since Q3-2010, GE is again repurchasing stock at the blessing of our benevolent Board of Directors. Initially armed with nearly $12 billion of dry powder, GE has been touting targeting reductions to share count, and has spent just over $2.7 billion (Q3-'10 to Q2-'11) to reduce said count by 90 million shares. In fact, that equates to around $30/share per each repurchased, whereas GE reports average repurchase prices of between around $15 and $20 per share. GE's desire to reduce share count to pre-2008 levels, i.e. the 10 billion-level vs. today's 10.6 billion-level is proving expensive and elusive. Meantime, the benevolent Board has remained as generous as ever with compensation to executives and themselves. And dividends, which on the surface seem to be on the rebound (hiked 50% to $0.15/share quarterly or $0.60/share annually from the post-crash trough of $0.10/share quarter), are still less than half the pre-slash per share payout.

With $91 billion of cash on the balance sheet as of June 30, 2011 (compared to under $16 billion at year-end 2007), and $9 billion remaining (as also of June) in the repurchase program that ends in 2013, there is no excuse not to return capital to the not insignificant number of shareholders in need and want of more dividends – especially those amongst the ranks of our company's retirees. Individual shareholders can only hope large institutional holders and fiduciaries are not asleep at the wheel. While we unfortunately have more shares outstanding now to contend with, costly and historically value-destroying repurchases are cause for alarm and reason for more consideration of the company's dividend.

RESOLVED: The shareholders do not approve of GE's record of value-destroying share buybacks. Accordingly, and light of our executives' own recognition of GE's "financial strength," "substantial cash generation," and "substantial cash on our balance sheet," the shareholders request the Board of Directors re-examine the company's dividend policy and consider special dividends as a means of returning excess cash to shareholders. This resolution does not ask the Board to cease repurchasing shares.

Bank of New York Mellon Shareowner Services
P.O. Box 358333
Pittsburgh, PA 15252

BNY MELLON
SHAREOWNER SERVICES

STEVEN A TOWNS &
MIKI TOWNS JT TEN

*** FISMA & OMB Memorandum M-07-16 ***

Company Name	GENERAL ELECTRIC COMPANY
Account Key	
Telephone Number	800-786-2543

October 17, 2011

Dear Investor:

Thank you for your inquiry requesting information for this account.

You will find included an account transcript containing the requested information. This report will show:

- Account Profile-general account status
- Account Certificate Listing-debit/credit of certificates
- Account Payment List-details cumulative dividend payments
- Dividend Reinvestment Account Summary-details shares purchased with reinvestment

We hope that this information has been helpful. If you have additional questions, please call our Customer Service Center at the number listed above or you may access your account online via Investor ServiceDirect at www.bnymellon.com/shareowner.

Sincerely,

Bank of New York Mellon Shareowner Services

Pages 13 through 15 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 7, 2011

VIA OVERNIGHT MAIL
Steven Towns

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Towns:

I am writing on behalf of General Electric Co. (the "Company"), which received on October 26, 2011, your shareowner proposal for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and hyphenated terms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Steven Towns

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2011

Ms. Lori Zyskowski
Corporate & Securities Counsel
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareowner proposal

Dear Ms. Zyskowski,

I am in receipt of your November 7, 2011, letter in which you informed me that my shareowner proposal and supporting statement exceeded the Securities and Exchange Commission's limit of 500 words when you "counted dollar and percent symbols as words and hyphenated terms as multiple words." Enclosed is my revised proposal and supporting statement of less than 500 words.

Sincerely,

Steven Towns

Enclosure

Shareowner proposal and supporting statement

WHEREAS our company sadly and embarrassingly has a poor track record of significant corporate value destruction via stock repurchases, and demonstrates a dubious willingness to continue such treacherous buybacks while hoarding cash and placing shareholder returns via dividends at a lesser priority. Shareholders need not be reminded that GE's dividend was slashed 68% in 2009. And GE, after having repurchased over $25 billion of stock between 2005 and 2007, at between $32 and $42 per share, issued $12B of common and $3B of preferred shares at much lower prices in 2008. GE was even repurchasing stock ($1.25B worth) in 2008 before the Great Financial Crisis. Rather than buy low and sell high, GE bought high, sold low, and subsequently failed to repurchase any stock for approximately two years (for it had suspended its repurchase plan) during a time when it traded as low as $5.72/share and sub-$10 for a whole month.

Since September 2010, GE is once again repurchasing stock. Initially armed with nearly $12B of dry powder, GE has been touting targeting reductions to share count, and has spent $2.7B+ through June 2011, to reduce said count by 90 million. In fact, that equates to around $30/share repurchased, whereas GE reports average repurchase prices of between around $15 and $20/share. GE's desire to reduce share count to pre-2008 levels, i.e. the 10.0 billion-level vs. today's 10.6 billion-level, is proving expensively elusive. Meantime, the Board of Directors has remained as generous as ever with compensation to executives and themselves. And dividends, which on the surface seem to be rebounding, are still less than half the pre-slash per share payout.

With $91B of cash and equivalents on the balance sheet as of June 2011 (compared to under $16B at year-end 2007), and $9B remaining (June 2011) in the repurchase program that ends in 2013, there is no excuse not to return additional capital to shareholders, a not insignificant number in need and want of more dividends – especially those amongst our company's retirees. Individual shareholders can only hope large institutional holders and fiduciaries are not asleep at the wheel. While we unfortunately have more shares outstanding to contend with, costly and historically value-destroying repurchases are cause for alarm and reason for more consideration of the company's dividend.

RESOLVED: The shareholders do not approve of GE's record of value-destroying share buybacks. Accordingly, and in light of our executives' own recognition of GE's "financial strength," "substantial cash generation," and "substantial cash on our balance sheet," the shareholders request the Board of Directors reexamine the company's dividend policy and consider special dividends as a means of returning excess cash to shareholders. This resolution does not ask the Board to cease repurchasing shares.